NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005636

January 19, 2011

Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-11

Re: The Southern Company
Incoming letter dated January 7, 2011

Dear Ms. Caen

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Southern by Lawrence L. Bryan and Norman W. Davis. We also have received a letter from Norman W. Davis dated November 30, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Lawrence L. Bryan

*** FISMA & OMB Memorandum M-07-16 ***

Norman W. Davis

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 7, 2011

The proposal requests "that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Southern's ordinary business operations. In this regard, we note that the proposal relates to the terms of Southern's employee benefit plan. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Southern relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000

January 7, 2011


SOUTHERN
COMPANY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via electronic mail: shareholderproposals@sec.gov

RE: The Southern Company – Shareholder Proposal Submitted by Lawrence L. Bryan and Norman W. Davis

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2011 Proxy Statement (the "2011 Proxy Statement") of The Southern Company (the "Company"). Mr. Lawrence L. Bryan and Mr. Norman W. Davis (the "Proponents") have submitted the proposal (the "Proposal"), which is attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "SEC") against the Company if the Proposal is omitted from the 2011 Proxy Statement pursuant to (i) with respect to Mr. Bryan, Rules 14a-8(b) and 14a-8(f)(1) because Mr. Bryan has failed to provide proof of eligibility to submit a shareholder proposal and has also failed to cure the defect following sufficient notice from the Company and (ii) with respect to both Mr. Bryan and Mr. Davis, Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

This request is being submitted by electronic mail to the Staff. A copy of this letter and its attachments is also being mailed on this same date to the Proponents informing them of the Company's intention to omit the Proposal from the 2011 Proxy Statement in accordance with Rule 14a-8(j). The Company intends to begin distribution of its definitive 2011 Proxy Statement on or around April 13, 2011.

The Proposal sets forth the following:

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

With respect to Mr. Bryan, the Proposal may be excluded based on Rule 14a-8(b) and (f)(1) because he failed to provide proof of eligibility and cure the defect following notice.

Background

The Proponents submitted the Proposal to the Company via regular U.S. mail. The Proposal was not dated, but the letter was postmarked October 13, 2010. The Company received the Proposal on October 15, 2010. The Proponents did state in the letter that Mr. Bryan owns 12,704 shares of the Company's common stock.

The Company reviewed its stock records and determined that Mr. Bryan is not a record owner of any shares of the Company's stock. The Company also reviewed its employment records to determine if Mr. Bryan was an employee or retiree of the Company where shares may be held in certain employee or retirement accounts, but no share ownership was found.

On October 25, 2010, the Company provided Mr. Bryan with the requisite notice of deficiency (the "Deficiency Notice") via FedEx overnight delivery. Mr. Bryan received the Deficiency Notice on October 26, 2010. The Deficiency Notice specifically stated the defects to be cured to satisfy the eligibility requirements of the SEC rules for possible inclusion of the Proposal in the Company's 2011 Proxy Statement. The Deficiency Notice also provided Mr. Bryan with the remedy to cure such defects, as well as the time frame of 14 days within which the cure must be postmarked as sent to the Company. A copy of the Exchange Act §240.14a-8 rules was provided to Mr. Bryan in that mailing. The Deficiency Notice and accompanying FedEx delivery receipt are attached hereto as Exhibit B.

Mr. Bryan failed to answer the Company's Deficiency Notice and has not communicated any further with the Company.

Analysis

The Company may exclude the Proposal with respect to Mr. Bryan under Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Bryan failed to provide sufficient proof of his eligibility to file the Proposal. Additionally, after required notice by the Company, Mr. Bryan failed to timely cure the defects.

Rule 14a-8(b)(1) requires a shareholder to demonstrate his eligibility to submit a proposal by continuously holding at least $2,000 in market value, or 1% of the company's securities entitled to be voted on a proposal at a meeting, for at least one year by the date the proposal is submitted to the company. A shareholder is also required to hold those securities through the date of the meeting.

Rule 14a-8(b)(2) outlines how a shareholder can verify the eligibility. When a shareholder is not a registered holder, eligibility must be proved by submitting to the company a written statement from the record holder of the securities verifying that the shareholder continuously held the securities for at least one year at the time the proposal was submitted. Ownership may also be proved if the shareholder has filed a Schedule 13D or 13G or Form 3, 4 or 5. A copy of any schedule or form must be provided to the company.

Neither Mr. Bryan nor his record holder has provided any sufficient verification of ownership of the Company shares to be eligible to submit the Proposal for inclusion in the 2011 Proxy Statement.

Rule 14a-8(f)(1) allows a company to exclude a proposal after notification to the shareholder of its deficiencies and the shareholder's failure to adequately correct the deficiencies. The company must notify the shareholder in writing within 14 calendar days of its receipt of the proposal and state the time frame for the shareholder's response. The shareholder's response must be postmarked or transmitted electronically no later than 14 days from receipt of the company's notification.

Mr. Bryan has failed to cure the defects in the submission of the Proposal and has not verified the requisite ownership to be eligible to file the Proposal. Mr. Bryan failed to respond to the Company within the 14-day required time frame to satisfy his eligibility.

The Staff has permitted the exclusion of proposals based on a shareholder's failure to provide sufficient ownership verification to satisfy the eligibility requirement to file a proposal pursuant to Rules 14a-8(b) and (f)(1) on many occasions. See *General Electric Company* (October 7, 2010) (concurring the proposal may be excluded under Rule 14a-8(f) specifically noting the proponent "[a]ppears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date she submitted the proposal as required by rule 14a-8(b)"); *IDACORP, Inc.* (March 4, 2010); *CIGNA Corporation* (January 26, 2010). See also *Central Pacific Financial Corp.* (January 20, 2010) (concurring the proposal may be excluded under Rule 14a-8(f) stating the proponent appears not to have responded to the company's request for documentary support satisfying the minimum ownership requirement); *AMR Corporation* (February 12, 2010).

Consistent with the precedent cited herein, the Proposal with respect to Mr. Bryan should be excluded because he has not satisfied, and cannot now timely satisfy, the eligibility requirements of Rule 14a-8(b) to submit the Proposal. Accordingly, the Company may exclude the Proposal for Mr. Bryan pursuant to Rules 14a-8(b) and (f)(1).

The Proposal may be excluded based on Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of excluding shareholder proposals that relate to a company's ordinary business is consistent with most state corporate laws, that being "[t]o confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The SEC provides specific guidance for the analysis of ordinary business operations by focusing on two central considerations (See SEC Rel. No. 34-40018 (May 21, 1998) (the "1998 Release").). The first relates to the subject matter of the proposal and whether certain tasks addressed by the shareholder proposal are "[s]o fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal seeks to "micro-manage" the company, such as a proposal that probes too deeply into matters of a complex nature where shareholders, as a group, would not be in a position to make an informed judgment. The SEC has noted that the exclusion may be used where the shareholder proposal "[i]nvolves intricate detail, or seeks to impose specific...methods for implementing complex policies."

The Proposal is directly related to the Company's ordinary business operations to provide certain employee and retiree benefits. The Proposal relates to the design and administration of the Company's employee benefits programs. In the ordinary course of its business, the Company's human resources and employee benefits personnel and their advisors design, implement and oversee these programs. The scope of healthcare benefits provided, the selection of healthcare suppliers and vendors and the management of the costs of providing healthcare benefits are fundamental management functions and part of the Company's ordinary business operations. Decisions about prescription drug benefits are based on technical expertise, benefits management experience and business considerations that are outside the knowledge and expertise of most shareholders. The effect of the Proposal is to micromanage the Company's day-to-day operations of the design, implementation and administration of the prescription drug benefits provided to employees and retirees. Shareholders would not, as a practical matter and on an informed basis, be able to decide such matters at an annual meeting. The 1998 Release is directly on point as guidance on this matter.

The Staff has long recognized and consistently concurred that proposals related to benefit decisions for the employee and retiree population may be excluded based on Rule 14a-8(i)(7) because such proposals relate to the ordinary business operations of a company. Most recently, and directly on point, the Staff reiterated its position that proposals that would affect a company's employee benefit plan could be excluded in *AT&T Inc.* (December 22, 2010). The Staff stated that the proposal relates to the terms of AT&T's employee benefit plan and, further, that "[p]roposals concerning the terms of general employee benefit plans are generally excludable under Rule 14a-8(i)(7)." The proposal excluded by AT&T Inc. was from one of the Proponents, Mr. Davis, and was the same proposal as the Proposal. The Staff reached the same conclusion in *Aflac Incorporated* (December 22, 2010), *Synovus Financial Corp.* (December 29, 2010) and *Total System Services, Inc.* (December 28, 2010) in which the same proposal as the Proposal was submitted by the Proponents or by Mr. Davis acting alone.

Additionally, in *International Business Machines Corp.* (December 11, 2009), the Staff allowed the exclusion of a proposal requesting the board to reassess and revise the company's policy on the employee retirement plans. The Staff reiterated its position that "[p]roposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7)." While the IBM proposal related to employee retirement plans and the Proposal relates to employee and retiree drug prescription plans, the Staff has agreed an omission under the ordinary business operations of a company is appropriate for similar proposals related to employee retirement, health, medical and other benefits. More specifically, the Staff has developed a long-standing policy that omitting shareholder proposals regarding health care benefits and associated costs is appropriate. In *General Motors Corporation* (April 11, 2007) and *Target Corp.* (February 27, 2007), the Staff agreed proposals requesting a report on the implications of rising health care expenses and how the company would address the issue without compromising the workforce could be excluded. The Staff took the same action in *International Business Machines* (January 13, 2005) where a proposal requested the board to prepare a report reviewing the competitive impact of rising insurance costs for healthcare, specifically including information about that company's health care costs, expenditures and policies to reduce such costs.

For all of these reasons cited above, the Company believes it may properly exclude the Proposal from its 2011 Proxy Statement. The Company respectfully requests that the Staff not recommend enforcement action to the SEC if the Company omits the Proposal from the 2011 Proxy Statement. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision. We also ask each Proponent to copy the undersigned on any response he may choose to send to the Staff.

Please contact me at 404.506.0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: Mr. Lawrence L. Bryan (via FedEx)
Mr. Norman W. Davis (via FedEx)
Mrs. Patricia L. Roberts

Attachments

Exhibit A

Lawrence L. Bryan, ***FISMA & OMB Memorandum M-07-16*** holder of 12,704 shares of Common Stock and Norman W. Davis, ***FISMA & OMB Memorandum M-07-16*** ** FISMA & OMB Memorandum M-07-16 ** holder of 5451 shares of Common Stock, propose to submit the following resolution at the 2011 Annual Meeting of Stockholders:

"Whereas: Small business in the United States of America provides 80% of all jobs in this country, and since Independent Retail Pharmacies are certainly small businesses, and a vital part of their communities as medical providers, employers, as well as consumers, with valid contracts to service the prescription needs of the employees and retirees of this company, enjoying a high degree of trust and accessibility within the medical community with providers and patients as well as being consumers of this company's product. Since medication therapy is an integral part of a patient's wellbeing and since freedom to choose their pharmacy is so inherently American and since healthcare management is something so personal that each should be able to exercise their voice and have an active, not passive, role in the provision of that care. There is a symbiotic relationship within a community which strengthens the individual member as well as the group as a whole.

"RESOLVED: Shareholders request that the employees and retirees of the company be allowed an active vote in the provision of their prescription drug benefits, with a report of the per prescription expense of a community based prescription drug benefit compared with the per prescription expense of a mail order program including, but not limited to, administrative costs, rebates, etc. to be provided by the Board based on actual recent experience of the company occurring during the same time period for generic, branded, and combined total prescriptions."

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Exhibit B


SOUTHERN
COMPANY

VIA FEDERAL EXPRESS

October 25, 2010

Mr. Lawrence L. Bryan

FISMA & OMB Memorandum M-07-16

Dear Mr. Bryan:

Southern Company received your shareholder proposal for the 2011 proxy statement (the "Proxy Statement") on October 15, 2010. In your letter, you stated you own 12,704 shares of common stock. Under the Securities and Exchange Commission ("SEC") rules, a shareholder must state that he intends to hold the securities through the annual meeting date. The SEC rules also require that the record holder of the stock submit a statement verifying that the shareholder has continuously held the stock for at least one year. This is a situation easily remedied, however, with a written statement from you stating you intend to hold the shares through the date of the 2011 annual meeting as well as a written statement from the record holder verifying that, on the date you submitted your proposal, you continuously held the securities for at least one year. A copy of the shareholder proposal rules is enclosed for your information.

In order to cure these defects, please do the following:

- Send a letter stating that you intend to hold the shares through the annual meeting date.
- Contact your record holder and request a written statement verifying that, as of October 15, 2010, you continuously held the stock for at least one year (or at least the number of shares valued at $2,000 continuously for one year) and verifying the number of shares held.

The value of the shares will satisfy the other eligibility requirement of the SEC rules and the actual number of shares held is information that Southern Company must include in the Proxy Statement if your proposal is included.

Within 14 days of your receipt of this notice, please have the record holder's written statement sent to Southern Company at the following address:

Melissa K. Caen, Assistant Secretary
Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Bin SC1203
Atlanta, GA 30308

I appreciate your cooperation to ensure your proposal submission is complete and to resolve this matter. We look forward to discussing this proposal with you.

Sincerely,



Leesa D. Akins
Legal Department – Senior Attorney

cc: Melissa K. Caen
Patricia L. Roberts

Enclosure